Exhibit (e)(14)

☐ Small Claims ☐ County Court ☒ District Court ☐ Probate Court ☐ Juvenile Court ☐ Water Court City and County of Golden, Colorado Court Address: 100 Jefferson County Parkway Golden, Colorado 80401	EFILED Document CO Jefferson County District Court 1st. JD Filing Date: Feb 17 2010 12:13PM MST Filing ID: 29603904 Review Clerk: Imran Sufi

Plaintiff: ROBERT O’BRIEN, on behalf of himself and all others similarly situated,

v.

Defendants: MICHAEL I. RUXIN, THOMAS F. MARCINEK, GERALD F. WILLMAN, SARAH L. EAMES, T. KENDALL HUNT, ROBERT R. GILMORE, GLOBAL MED TECHNOLOGIES, INC., HAEMONETICS CORPORATION AND ATLAS ACQUISITION CORP.
▲ COURT USE ONLY ▲

Attorneys for Plaintiff and Class:	Case Number:

Kip B. Shuman	Ctrm:
Rusty E. Glenn THE SHUMAN LAW FIRM 885 Arapahoe Avenue Boulder, CO 80302 (303) 861-3003 (303) 484-4886 (fax)

CLASS ACTION COMPLAINT

     1. This is a stockholder class action brought on behalf of the public stockholders of Global Med Technologies, Inc. (“Global Med” or the “Company”) against the Company’s Board of Directors (the “Board”) for breaches of fiduciary duty arising out of Defendants’ decision to sell the Company to Haemonetics Corporation (“Haemonetics”) and Atlas Acquisition Corp. (“Atlas”), a Colorado corporation and a wholly-owned subsidiary of Haemonetics, at an inadequate and for an unfair price (the “Proposed Transaction”) pursuant to an Agreement and

Plan of Merger by and among Haemonetics, Atlas and Global Med dated as of January 31, 2010 (the “Merger Agreement”). Plaintiff alleges that the sale of Global Med to Haemonetics contemplated by the Merger Agreement is unfair and inequitable to the Global Med public stockholders and constitutes a breach of the fiduciary duties of the directors in the sale of Global Med.
     2. The Merger Agreement contemplates, among other things, a tender offer for Global Med’s common stock, (the “Global Med Common Stock”), at a price of $1.22 per share, and for shares of Global Med’s Series A Convertible Preferred Stock, (“Global Med Preferred Stock”), at a price of approximately $1,694 per share (the “Tender Offer”). The Tender Offer is conditioned on, among other things, the tender of a majority of the outstanding shares of Global Med Common Stock and Global Med Preferred Stock. The Merger Agreement also provides Haemonetics a so-called irrevocable “Top-Up Option” to purchase the number of shares of Global Med Common Stock (the “Top-Up Option Shares”) equal to the lesser of (i) the number of shares of Global Med Common Stock that, when added to the number of shares of Global Med Common Stock owned by Acquisition Sub as of immediately prior to the exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares of Global Med Common Stock then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares) or (ii) the number of shares of Global Med Common Stock that Global Med is authorized to issue under its Articles of Incorporation but that are not outstanding or reserved for issuance. The Top-Up is designed to allow Haemonetics to implement a short-form merger even if as few as 80% or more of the then outstanding shares of Global Med Common Stock shall be directly or indirectly owned by Haemonetics following the Tender Offer or any subsequent offering.

     3. Simultaneously with the execution of the Merger Agreement, Haemonetics signed Tender and Support Agreements with the chief executive officer and president/chief operating officer of Global Med (and defendants herein) and another large shareholder of Global Med in. which they agreed to tender all of their shares of Global Med Common Stock and Global Med Preferred Stock in connection with the Tender Offer, including any shares acquired upon exercise of stock options or warrants prior to the closing of the acquisition. These parties to the Tender and Support Agreements currently hold shares representing approximately 18% of the outstanding Global Med Common Stock and 78% of the outstanding Global Med Preferred Stock. In addition, in connection with its entry into the Merger Agreement, Haemonetics entered into employment arrangements with Global Med’s chief executive officer and Global Med’s president/chief operating officer, with such arrangements becoming effective upon consummation of the transactions contemplated by the Merger Agreement.
     4. The recent historical averages for Global Med’s stock price demonstrate that the consideration being offered by Haemonetics is unfair and inadequate. The $1.22 per share represents an inadequate premium to the trading price of the Company’s common stock. Indeed, the consideration to be paid to the class members is unconscionable, unfair and grossly inadequate because, among other things: (a) the intrinsic value of the stock of Global Med is materially in excess of $1.22 per share, giving due consideration to the possibilities of growth and profitability of Global Med in light of its business, earnings and earnings power, present and future; (b) the $1.22 per share price is inadequate and offers an inadequate premium to the public stockholders of Global Med; and (c) the $1.22 per share price is not the result of arm’s-length negotiations but was fixed arbitrarily by certain insiders and Haemonetics to “cap” the market price of Global Med stock, as part of a plan for Haemonetics to obtain complete ownership of Global Med assets and business at the lowest possible price.
     5. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, defendants agreed to: (i) a no-solicitation provision that prevents other buyers from having access to the Company’s confidential information, which is necessary to formulate a bid, except under extremely limited circumstances; (ii) a matching rights provision that allows Haemonetics 5 days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Haemonetics a termination fee of $2,600,000 and reimburse Haemonetics’ transaction expenses up to $500,000. These provisions substantially limit the Board of Director’s ability to act with respect to investigating and pursing superior proposals and alternatives including a sale of all or part of Global Med.
     6. Defendants’ action in proceeding with the Proposed Transaction is wrongful, unfair, and harmful to Global Med’s public stockholders, and will deny them their right to share proportionately in the true value of Global Med’s future growth in profits and earnings.
     7. The Company’s Board has breached its fiduciary duties to Global Med shareholders by causing the Company to enter into the Merger Agreement that provides for the sale of Global Med at an unfair price, and deprives Global Med’s public shareholders of maximum value to which they are entitled.
     8. Plaintiff and the class have suffered and will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme. Plaintiff seeks to enjoin defendants from approving the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from defendants’ violations of their fiduciary duties of loyalty, good faith, and due care.
PARTIES
     9. Plaintiff is and has been at all relevant times a shareholder of Global Med.
     10. Defendant Global Med is a Colorado corporation with its principal place of business located at 12600 West Colfax., Suite C-420, Lakewood, Colorado. Global Med designs, develops, markets, and supports information management software products for blood banks, hospitals, centralized transfusion centers, and other health care related facilities. Its products include SafeTrace, which is used to assist community blood centers, hospitals, plasma centers, and outpatient clinics for the collection and management of blood and blood products; SafeTrace Tx, a transfusion management information system designed for hospitals and centralized transfusion centers to enable the quality of blood transfused into patient-recipients; and ElDorado Donor, a blood management software application designed to provide the information system needs of blood banks and donor centers. The Company, through its subsidiary, Inlog S.A. offers EdgeBlood, a product for the donor center market; EdgeTrace for the hospital transfusion market; EdgeLab, a laboratory information system; EdgeCell, a cellular therapy for tissue banks, stem cell centers, and cord blood centers; and SAPA, a regulatory compliance and document management solution. It also provides PeopleMed, a system that coordinates sources of information and users of a patients clinical information, including laboratory, pharmacy, primary and specialty care providers, claims, and medical records, as well as validation services, such as documenting and testing systems. In addition, the Company involves in licensing software; the provision of maintenance, consulting, and support services; and in the resale of software obtained from vendors. It operates in the United States, Canada, the Caribbean, the European Union, Africa, French Polynesia, and New Caledonia. Global Med as

of September 26, 2009, Global Med has 25,611,257 shares of common stock outstanding. The Company’s stock trades under the symbol “GLOB.OB” on the OTCBB.
     11. Defendant Michael I. Ruxin (“Ruxin”) is the founder of Global Med, and has been an officer and director of Global Med since its incorporation in 1989 and is currently the Chairman and Chief Executive Officer of Global Med.
     12. Defendant Thomas F. Marcinek (“Marcinek”) became a Director of Global Med Technologies, Inc. on March 31, 2006 and has been the President and Chief Operating Officer since March 1998. Previously, Marcinek was the President of the Data Technologies Group, a division of Henry Schein, Inc., Melville, New York. Marcinek was also the president and owner of a practice management software consulting firm prior to joining Global Med.
     13. Defendant Gerald F. Willman (“Willman”) has been the Senior Vice President of Sales and Marketing, Europe, ME and Asia of Global Med Technology, Inc. Willman has been with the Company since 1995 and has served in various capacities ranging from product design and development to management and sales.
     14. Defendant Sarah L. Eames (“Eames”) became a Director, Audit Committee member, and Chairman of the Compensation Committee of Global Med Technologies, Inc. on March 31, 2006. Since October 2008, Eames has served as an Executive Director of Russell Reynolds Associates, an international executive search firm, in its Health Services Practice. From 1997 through April 2008, Eames was employed with Allied Healthcare International, Inc., serving as President, Chief Operating Officer, Chief Executive Officer, Executive Vice President, and Deputy Chairman and Interim Chief Executive Officer. In addition, she served on its Board of Directors from June 2002 to April 2008. Eames currently serves on the Board of

Directors of Trinity Health, Bostwick Laboratories, Inc. and the Partner-in-Care Board of the Visiting Nursing Services of New York.
     15. Defendant T. Kendall Hunt (“Hunt”) became a Director and member of the Audit Committee of Global Med Technologies, Inc. on March 31, 2006 and a member of the Compensation Committee on October 26, 2007. Hunt is Founder, Chairman of the Board and Chief Executive Officer of VASCO Data Security International, Inc. (NASDAQ: VDSI). He is also affiliated with several high-tech early-stage companies, serving as a member of their Board of Directors. Hunt is the former President of the Belgian Business Club of Chicago, Chairman of the AeA Midwest Council and a member of The Economic Club of Chicago. Additionally, he is on the Advisory Board for the Posse Foundation, an organization dedicated to providing full college scholarships to urban minority youth leaders through its partnerships with elite universities across the U.S. Hunt has served as a member of the Board of Directors of Victory Park Capital L.P. Based partially on information contained in the Schedule 13G/A jointly filed by Victory Park Capital Advisors, LLC (‘‘Victory Park”), Victory Park Special Situations Master Fund, Ltd. (“Victory Park Special Situations”), Jacob Capital, L.L.C. (“Jacob Capital”) and Richard Levy pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on September 8, 2008 and on information contained in the Form 4 jointly filed by Victory Park Special Situations, Victory Park, Jacob Capital and Richard Levy on October 2, 2008, Victory Park Special Situations holds warrants that would be convertible into 4,125,000 shares of Global Med Common Stock and 3,960 shares of Global Med Preferred Stock that would be convertible into 5,500,000 shares of Global Med Common Stock if not for certain restrictions limiting the holder to no more than 9.99% of the shares of common stock outstanding immediately after giving effect to any conversion of warrants or Global Med Preferred Stock.

Hunt is a member of the Board of Directors of Victory Park Capital L.P. Victory Park is the investment manager for Victory Park Special Situations. Jacob Capital is the manager of Victory Park. Richard Levy is the sole member of Jacob Capital.
     16. Defendant Robert R. Gilmore (“Gilmore”) became a Director and Audit Committee Chairman of Global Med Technologies, Inc. on March 31, 2006. Gilmore became a member of the Compensation Committee on October 26, 2007. Gilmore is a CPA. From 1997 to May 2006 and from March 2008 to present, Gilmore has served as an independent financial consultant to a number of companies. From May 2006, to February 2008, Gilmore was CFO of NextAction Corporation; a private company engaged in multi-channel direct marketing using technology based proprietary lead generation methods for the retail industry. As of January 2009, Gilmore became a Director of Layne Christensen Corporation and is a member of its Audit Committee. Since April 2003, Gilmore has been a Director of Eldorado Gold Corporation, serving as Chairman of its Audit Committee and is a member of its Compensation Committee. From July 2007 to March 2009, Gilmore was also a Director of Frontera Copper Corporation and served as the Chairman of its Audit Committee.
     17. Defendants Ruxin, Marcinek, Willman, Eames, Hunt, and Gilmore are collectively referred to hereinafter as the “Individual Defendants.”
     18. Defendant Haemonetics, incorporated in Massachusetts, provides blood management solutions primarily in the United States, Europe, and Asia. Its principal offices are located at 400 Wood Road, Braintree, Massachusetts. The Company’s stock trades under the symbol “HAE” on the NYSE.

     19. Defendant Atlas, a Coloarado corporation, was organized as a wholly-owned subsidiary of Haemonetics for the sole purpose of making a tender offer for the outstanding shares of common stock of Global Med and completing the Merger.
     20. Defendants Haemonetics, and Atlas are collectively referred to herein as “Haemonetics”, and are named herein as aiders and abettors to the Individual Defendants’ breaches of fiduciary duty.
     21. Global Med, the Individual Defendants and Haemonetics are collectively referred to herein as “Defendants.”
     22. The Individual Defendants owe fiduciary duties, including the highest obligations of good faith, loyalty, fair dealing, due care, and full candor to Global Med and its shareholders.
     23. The Individual Defendants, by reason of their corporate directorships and/or executive positions, are fiduciaries to and for the Company’s stockholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s stockholders.
     24. Each Defendant herein is sued individually or as a conspirator and aider and abettor, as well as in his capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.
CLASS REPRESENTATION ALLEGATIONS
     25. Plaintiff brings this action individually and as a class action pursuant to the rules of this Court, on behalf of all stockholders of Global Med, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who are threatened with injury arising from Defendants’ actions as is described more fully below (the “Class”).

     26. This action is properly maintainable as a class action.
     27. The Class is so numerous that joinder of all members is impracticable.
     28. There are more than 25 million shares of Global Med Common Stock outstanding held by thousands of shareholders geographically dispersed across the country.
     29. There are questions of law and fact which are common to the Class including, inter alia, the following:
          (a) whether Defendants have breached and are continuing to breach their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;
          (b) whether the Individual Defendants are engaging III self-dealing III connection with the Proposed Transaction;
          (c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Global Med; and
          (d) whether the class is entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.
     30. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.
     31. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     32. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

     33. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.
     34. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
Background
     35. On November 11, 2009, the Company reported its fiscal third quarter financial results for the quarter ended September 30, 2009: Specifically, the Company reported that:
First Nine Months Revenues are Record High, $23.68 Million Record Q3 Net Income of $1.10 million* and Revenues of $7.26 million
Global Med Technologies®, Inc. (“Global Med” or the “Company”) (OTC Bulletin Board: GLOB — News), an international healthcare information technology company, today reported its operating results for the three and nine months ended September 30, 2009.
Global Med reported record net income of $1.10 million* (*Reflects the reversal of a $1.004 million legal accrual. Without the reversal of the legal accrual during the three and nine months ended September 30, 2009, the Company’s results would have been materially different.), or earnings of $0.03 per basic common share, for the three months ended September 30, 2009 compared to a net loss of $228 thousand, or a loss of $0.01 per basic common share for the comparable period in 2008. This represents a $1.33 million increase in net income for the third quarter of 2009 when compared with the comparable period in 2008. In the third quarter of 2009, operating income improved to $1.12 million from a $118 thousand loss during the comparable 2008 period.
For the first nine months of 2009, the Company’s revenues increased to $23.68 million or a 45% increase over the $16.38 million in revenues recognized during the comparable period in 2008. The Company’s third quarter revenues increased to $7.26 million representing a 5% increase from the $6.94 million in the comparable period in 2008.

While the Company’s acquisitions of Inlog and eDonor in 2008 were the primary drivers of revenue growth for the three and nine months ended September 30, 2009, the Company’s organic business also experienced revenue growth during these periods when compared with the comparable periods during 2008.
For the nine months ended September 30, 2009, income from operations improved to $2.80 million from $840 thousand for the comparable period during 2008. The Company’s net income for the first nine months of 2009 was $1.70 million, or $0.05 per basic common share outstanding, versus $284 thousand, or $0.01 per basic common share, for the comparable period during 2008.
Global Med’s cash flow from operations for the first nine months of 2009 was $3.87 million, a more than 248% increase over the $1.11 million recorded for the first nine months of 2008.
Recurring annual maintenance revenues for the quarter were running at an annualized rate of approximately $17 million. Based on the Company’s backlog as of September 30, 2009, the Company’s annual recurring revenues, when all contracted customer sites are implemented, would be nearly $19.1 million**, an increase of 18% over the comparable period in 2008. The Company’s backlog of unrecognized software license fees and implementation fees as of September 30, 2009 was approximately $8.6 million, an increase of 23% over the comparable period in 2008.

**	Includes recurring revenues from the Hemo-Net acquisition that was completed on November 3, 2009.
THE PROPOSED TRANSACTION
     36. On February 1, 2010, the Company and Haemonetics jointly announced that they had entered into a definitive agreement or the Proposed Transaction pursuant to which Haemonetics will acquire the outstanding shares of Global Med for $1.22 per share in an all-cash tender offer. The press release stated in pertinent part:
Haemonetics Corporation (NYSE: HAE) and Global Med Technologies, Inc. (OTC Bulletin Board: GLOB) today announced a definitive agreement under which Haemonetics will acquire Global Med for approximately $60 million in a cash tender offer.

As a global leader in blood management solutions, Haemonetics helps plasma fractionators, hospitals and blood collectors to improve clinical care and lower costs by optimizing the collection, processing, and use of scarce blood resources. Haemonetics’ broad product offering includes blood collection and separation technologies, surgical blood salvage systems, and diagnostic products for enhanced blood management in the surgical setting. Haemonetics also markets information technology platforms and consulting services to help manage the blood supply chain and improve blood management practices.
Global Med is a healthcare information technology company which markets a breadth of software solutions and services that span the blood supply continuum, from blood collection to the hospital transfusion center to the patient care environment.
Under the terms of the agreement, Haemonetics will commence a tender offer to purchase all outstanding shares of Global Med’s common stock at $1.22 per share and preferred stock at approximately $1,694 per share. The tender offer is conditioned on the tender of a majority of the outstanding shares of Global Med’s common and preferred stock, and subject to other customary closing conditions. The $60 million estimated net value of the transaction is based on Global Med’s 49 million diluted common equivalent shares outstanding. Haemonetics will fund the acquisition from available cash and anticipates that it will continue to have more than $100 million in cash on the balance sheet at fiscal year end.
Brian Concannon, President and CEO of Haemonetics, said, “Efficient blood management is now being recognized as a critical component of improving clinical care while reducing cost, and Haemonetics is the only company positioned to address the needs of both the blood collection and transfusion markets. Software is a key enabler for blood management, enhancing productivity, regulatory compliance and quality. Global Med’s software offerings are a strategic complement to our existing products and will allow us to offer customers an end-to-end software solution for blood management, from donor recruitment to the patient transfusion.”
Michael I. Ruxin, M.D., Chairman and CEO of Global Med, added, “The integration of our two companies is very exciting. We share a common strategy to provide blood management tools to hospitals and blood centers that improve patient care and reduce costs. In the blood management arena, Global Med brings a broad-based information technology platform offering that spans the blood supply chain, while Haemonetics brings devices, software, and consulting services for optimal blood management. This merger is especially advantageous to our customers, as well as the blood center and hospital transfusion industry because we believe our combined organizations can provide expanded access to new technologies and innovative products while leveraging the efficiencies of a larger organization.”
     37. Concurrently, with the execution of the Merger Agreement, defendants Ruxin and Marcinek, and another large shareholder of Global Med have each entered into a Tender and Support Agreement (collectively, the “Shareholder Agreements”) in which they agreed to tender all of their shares of Global Med Common Stock and Global Med Preferred Stock in connection with the Tender Offer, including any shares acquired upon exercise of stock options or warrants prior to the closing of the acquisition. These parties to the Shareholder Agreements currently hold shares representing approximately 18% of the outstanding Global Med Common Stock and 78% of the outstanding Global Med Preferred Stock.
     38. In connection with its entry into the Merger Agreement, Haemonetics also entered into employment arrangements with defendants Ruxin and Marcinek, with such arrangements becoming effective upon consummation of the transactions contemplated by the Merger Agreement.
     39. The $1.22 share price agreed to by the Board does not currently represent fair value for the Company, in that it does not reflect the long-term value of the Company, and the future financial prospects of Global Med.
     40. In addition to agreeing to a sale of the Company at an unfair price, the Individual Defendants agreed to onerous deal protection devices in breach of their fiduciary duties to Global Med shareholders, which prevent a superior offer from being made for the Company.
     41. Pursuant to the terms of the Merger Agreement there are many protection devices preventing a superior offer from being made to Global Med shareholders. Specifically, the

Merger Agreement provides that Global Med, under specified circumstances, is: (1) restricted from soliciting and furnishing information to third parties; (2) must provide Haemonetics 5 days to match any superior proposal; and (3) must pay Haemonetics a termination fee of up to $2.6 million, in addition to an expense reimbursement of up to $500,000, if the Company determines to terminate the Merger Agreement to accept a superior offer.
     42. The terms of the Merger Agreement are structured to ensure that Haemonetics, and only Haemonetics, ultimately acquires Global Med, regardless of whether such terms are designed and/or serve to maximize shareholder value.
     43. The Termination Fee and expense obligation are deterrents to other potential bidders and provides defendants with an unearned windfall at the expense of the Company’s public shareholders if a superior bid emerges.
     44. Accordingly, the terms of the Merger Agreement substantially limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Global Med.
     45. By virtue of their positions as directors and senior officers of the Company, the Individual Defendants have access to and knowledge of Global Med’s internal financial information which reveals the true financial and operating condition and prospects of the Company, and have shared such information with Haemonetics. Defendants are using this information to benefit themselves at the expense and to the detriment of Global Med and the public shareholders.
     46. Moreover, the Individual Defendants are motivated by their desire to secure personal benefits as a result of the Proposed Transaction. Specifically, as noted, upon completion of the Merger, defendants Ruxin and Marcinek will be employed by Haemonetics.

In addition, certain directors and/or officers stand to reap tens, if not hundreds, of millions of dollars of personal benefits at the expense of the Company and its public shareholders if the Merger is consummated, including the right to receive change-in-control benefits (such as the acceleration of their stock options), thus putting their own personal financial interests irreconcilably in conflict with the interests of the Company and its public shareholders.
     47. In the Merger Agreement, Global Med also granted Haemonetics the Top-Up Option in order to allow Haemonetics to effect a short-form merger. Thus, pursuant to the Top-Up Option, Haemonetics is allowed to purchase the number of authorized and unissued Company shares equal to an additional number of Global Med shares such that immediately after the issuance of those additional shares, Haemonetics would own at least 90% of the outstanding shares of the Company. Such purchase price may be paid by Haemonetics, at its election, either entirely in cash or by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price, or by any combination of the foregoing.
     48. The Top-Up and other preclusive deal protection devices constitute unfair and illegal abdications of directors authority and unfair and inequitable evasion of stockholder rights.
     49. The Global Med Board thus acceded to Haemonetics’ desire to structure a sale of the Company that unfairly benefits Haemonetics at the expense of the public stockholders.
     50. The Individual Defendants’ actions in proceeding with the Proposed Transaction are wrongful, unfair, and harmful to Global Med’s public stockholders, and will deny them their right to share proportionately in the true value of Global Med’s valuable assets, profitable business, and future growth in profits and earnings. The Individual Defendants have breached their fiduciary duties to Global Med shareholders and failed to maximize shareholder value by causing the Company to enter into the Merger Agreement that provides for the sale of Global Plaintiff has no adequate remedy at law.
FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties
     51. Plaintiff repeats and realleges each allegation set forth herein.
     52. The Individual Defendants have violated their fiduciary duties of care, good faith, and loyalty owed under applicable law to the public shareholders of Global Med and have placed the interests of insiders ahead of the interests of Global Med’s shareholders.
     53. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, care and candor owed to the shareholders of Global Med because, among other reasons:
          (a) they failed to properly value Global Med;
          (b) they failed to take steps to maximize the value of Global Med to its public shareholders and they took steps to avoid competitive bidding, and to give Haemonetics an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;
          (c) they failed to properly value Global Med and its various assets and operations;
          (d) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interests in connection with the Proposed Merger; and
          (e) they erected unreasonable barriers to other third-party bidders.
     54. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme and in breach of their fiduciary duties of loyalty, good faith and due care to Plaintiff and the other members of the

Class, have failed to adequately inform themselves about the true value of the Company and, by agreeing to the Proposed Merger with Haemonetics, will unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Global Med.
     55. Global Med shareholders will, if the Proposed Merger is consummated, be deprived of the opportunity for substantial gains which the Company may realize.
     56. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other Global Med public stockholders.
     57. As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Global Med’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Global Med Common Stock.
     58. Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Merger which will exclude the Class from its fair proportionate share of Global Med’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.
     59. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.
SECOND CAUSE OF ACTION
On Behalf of Plaintiff and the Class Against
the Company and Haemonetics for Aiding and Abetting the
Individual Defendants’ Breaches of Fiduciary Duty
     60. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

     61. Global Med and Haemonetics have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. Global Med and Haemonetics are also active and necessary participants in the Individual Defendants’ plan to complete the Proposed Transaction terms that are unfair to Global Med shareholders, as Haemonetics seeks to pay as little as possible to Global Med shareholders.
     62. Plaintiff has no adequate remedy at law.
JURY DEMAND
     63. Plaintiff hereby demands a trial by jury.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands injunctive relief in their favor and in favor of the Class and against Defendants as follows:
     A. Declaring that this action is properly maintainable as a Class action;
     B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;
     C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;
     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Global Med’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained,for Global Med;
     E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

     F. Granting such other and further relief as this Court may deem just and proper.

February 17, 2010	Respectfully submitted,

/s/ Kip B. Shuman

Kip B. Shuman
Rusty E. Glenn
THE SHUMAN LAW FIRM
885 Arapahoe Avenue
Boulder, CO 80302
(303) 861-3003
(303) 484-4886 (fax)

Local Counsel for Plaintiff

BULL & LIFSHITZ, LLP
Joshua M. Lifshitz
18 EAST 41ST STREET
New York, NY 10017
Tel: (212) 213-6222
Fax: (212) 213-9405

Of Counsel for Plaintiff